                                                                      EXHIBIT 11

                        COMPUTATION OF EARNINGS PER SHARE
                      (in thousands, except per share data)


(a) Computation of the weighted average number of shares of common stock outstanding for the fiscal years ended the years ended December 31, 2001, 2002 and 2003.

                                                                                SHARES OF    WEIGHTED SHARES
                                                                               COMMON STOCK    OUTSTANDING

2001
January 1, 2001 to December 31, 2001                                               10,391          10,391
Shares issued on exercise of stock options                                            105              43
Shares issued under Directors Stock Plan                                                1               1
Shares issued in connection with the July 6, 2001
    Broadband Networks, Inc. Stock Exchange                                            23              11
                                                                                  -------         -------
             Total                                                                 10,520          10,446
                                                                                  =======         =======


2002
January 1, 2002 to December 31, 2002                                               10,520          10,520
Shares issued on exercise of stock options                                            255             195
Shares issued under Directors Stock Plan                                                3               1
Shares issued to BellSouth Wireless for the conversion of 30,000 preferred
   stock shares into 625,000 common shares, converted on December 2, 2002             625              50
                                                                                  -------         -------
             Total                                                                 11,403          10,766
                                                                                  =======         =======


2003
January 1, 2003 to December 31, 2003                                               11,403          11,403
Shares issued on exercise of stock options                                             --              --
Shares issued under Directors Stock Plan                                               12               7
Shares purchased as treasury stock from BellSouth Wireless on March 28, 2003         (625)           (476)
                                                                                  -------         -------
             Total                                                                 10,790          10,934
                                                                                  =======         =======

(b) Computation of Earnings per Share

Computation of earnings per share is net earnings (loss) divided by the weighted average number of shares of common stock outstanding for the years ended December 31, 2001, 2002 and 2003.


                                           2001       2002        2003

     Net earnings (loss)                 $(3,382)   $(7,690)    $(1,404)

     Weighted average number of shares
     of common stock outstanding          10,446     10,766      10,934

     Basic earnings (loss) per share     $ (0.32)   $ (0.71)    $ (0.13)
     Diluted earnings (loss ) per share  $ (0.32)   $ (0.71)    $ (0.13)

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENT

         This document contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, among other things, statements regarding trends, strategies, plans, beliefs, intentions, expectations, goals and opportunities. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "assume," "strategy," "plan," "outlook," "outcome," "continue," "remain," "trend," and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may," or similar expressions. All statements and information herein and incorporated by reference herein, other than statements of historical fact, are forward-looking statements that are based upon a number of assumptions concerning future conditions that ultimately may prove to be inaccurate. Many phases of the Company's operations are subject to influences outside its control. The Company cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. These forward-looking statements speak only as of the date of this Annual Report, and the Company assumes no duty to update forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements and future results could differ materially from historical performance.

         Any one or any combination of factors could have a material adverse effect on the Company's results of operations or could cause actual results to differ materially from forward-looking statements or historical performance. These factors include: the pace of technological change; variations in quarterly operating results; delays in the development, introduction and marketing of new wireless products and services; customer acceptance of products and services; economic conditions; the inability to attain revenue and earnings growth; changes in interest rates; inflation; the introduction, withdrawal, success and timing of business initiatives and strategies; competitive conditions; the extent and timing of technological changes; changes in customer spending; the loss of intellectual property protection; general economic conditions and conditions affecting the capital markets. Actual events, developments and results could differ materially from those anticipated or projected in the forward-looking statements as a result of certain uncertainties set forth below and elsewhere in this document. Subsequent written or oral statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this report and those in the Company's reports previously and subsequently filed with the Securities and Exchange Commission.

OVERVIEW

         Numerex Corp. (the "Company") is a technology company comprised of operating subsidiaries that develop and market a wide range of communications products and services. The Company's primary focus is wireless data communications utilizing proprietary network technologies.

         2003 marked a year of transition and re-positioning for the Company. Revenues declined compared to the prior year because of reduced Digital Multimedia and Wireless Data product sales. However, it is believed that their decline will be reversed in 2004 primarily as a result of the new product introductions of Mobile Guardian, VendView and IP Contact that were announced in 2003. In addition, many of the Company's businesses are built on the model of recurring service revenues and the expectation is that this will continue to grow in 2004 as it did in 2003.

         2003 also marked a continuation of the focus on controlling expenses in Selling, General and Administrative as well as Research and Development categories. As a result, significant expense reductions were achieved in both categories. These reductions will not continue, but equally it is expected that any increases will be modest and relevant to supporting greater revenues.

         Finally in 2003, was focused on strengthening the balance sheet and improving the liquidity position of the Company. To accomplish these goals, Data1Source LLC was sold which resulted in an early payment of $1,500,000 to Cingular, the repayment of the entire amount outstanding under the revolving line of credit as well as substantially reducing capital lease liabilities.
In addition, in January 2004 a private placement was arranged with the Laurus Master Fund of a $4,500,000 Term Convertible Note. The net proceeds will be used primarily for the repayment of the Company's remaining short term debt to Cingular and to provide additional working capital. It is believed that operations in 2004 will generate sufficient cash to not only support the ongoing business of the Company but also service the Laurus Term Note.

         The following is a discussion of the consolidated financial condition and results of operations of the Company for the fiscal years ended December 31, 2003 and 2002 and 2001. This discussion should be read in conjunction with the Company's consolidated financial statements, the related notes thereto, and other financial information included elsewhere in this report.


CRITICAL ACCOUNTING POLICIES

         Note A of the Notes to the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of Numerex's Consolidated Financial Statements. The following is a brief discussion of the more significant accounting policies and methods used.

         GENERAL

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to revenue recognition, accounts receivable and allowance for doubtful accounts, inventories and the adequacy of reserves for excess and obsolete inventories, accounting for income taxes and valuation of goodwill and other intangible assets. Actual amounts could differ significantly from these estimates.

         REVENUE RECOGNITION

         The Company primarily sells products, recurring services (most billed on a monthly basis) and on-demand services.

         Product revenues are recognized at the time title passes to the customer, which in most cases is at the time of shipment. However, the Company did have one significant product shipment during the year where the Company did not recognize revenue at the passage of title. In May 2003, pursuant to an agreement signed by the Company and a customer in Australia, the Company shipped $583,000 of wireline security detection equipment, in exchange for a share of the customer's future revenues. Under the agreement with the customer, title passed to the customer at the time of acceptance that occurred in May 2003. Since the actual revenue that will be generated by the sale of the equipment is uncertain at this time, the Company did not recognize revenue on the equipment sale as of December 31, 2003. Currently the Company plans to recognize revenue and related costs as revenues are received. The Company expects to receive at least the full value of the equipment from this revenue share, however, as more information becomes available, the Company will reassess the accounting treatment for the project. In May 2003, the value of the wire-line equipment was transferred from inventory to other assets. (See Discussion of Results from Operations for the fiscal years ended December 31, 2003 and December 31, 2002 below)

         The Company bills most of its recurring service revenues on a monthly basis. Most of these revenues are generated by providing customers access to the Company's wireless machine-to-machine communications network (the Network). The Company sells these services to retailers and wholesalers of the service. For services sold to retailers, monthly service fees are generally a fixed monthly amount billed one month in advance. The Company defers the advance billing for the service and recognizes the revenue when the services are provided. For services sold to wholesalers, the customers are billed a fixed base fee in advance and usage fees in arrears at the end of each month. Again the Company defers the advance billing of the base fee and recognizes the revenues when the services are performed. On occasion some customers will have units that malfunction and cause their Network usage and related fees to increase dramatically over normal usage. While these customers are contractually obligated to pay for any such excess usage, the Company has experienced problems in collecting such fees. Therefore, for accounting purposes, the Company reduces the revenue recognized for such occurrences based on prior collections experience. These types of incidents have been relatively rare in the past and the Company does not expect this to change in the foreseeable future.

         The Company also provides services on a demand basis - such as installation services. These types are services are generally completed in a short period of time (usually less than one month) and are billed and the revenue recognized when the services are completed.

         The Company does occasionally have multiple element service agreements, which involve both the supply of product and the provision of services over a multi-year arrangement. Accounting principles for agreements involving multiple elements require the Company to allocate earned revenue to each element based on the relative fair value of the elements. The arrangement fee for multiple-element arrangements is allocated to each element, such as design, product supply, product integration, installation, maintenance, support and warranty services, based on the relative fair values of the elements. The Company determines the fair value of each element in multi-element arrangements based on vendor-specific objective evidence ("VSOE"). VSOE for each element is based on the price charged when the same element is sold separately or could be purchased from an unrelated supplier. If evidence of fair value of all delivered elements exists but evidence does not exist for one or more undelivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered element is deferred and is recognized ratably over the contract term on an earned basis. In the case of the supply of product the Company maintains title to the product and transfers title at the completion of the contract term.


         ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

         The Company's estimate for its allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, the Company evaluates specific accounts where information exists that the customer may have an inability to meet its financial obligations. In these cases, the Company uses its judgment, based on the best available facts and circumstances, and records a specific reserve for that customer to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. Second, the Company establishes a general reserve for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change (i.e. higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligation to the Company), the Company's estimates of the recoverability of amounts due the Company could be reduced by a material amount.

         During 2002 there was a significant downturn in the general economic conditions in the communications industry. While the Company has relatively few substantial customers, the Company has a very large number of low volume small business customers (mostly in the security industry). Many of these customers were particularly vulnerable to the economic downturn and they experienced significant liquidity problems as their customers slowed payments to them and their access to financing and capital diminished. This forced many of these customers to sell their companies and led to significant consolidation in the industry. This created significant collections problems for the Company in 2002 as many of these customers sold their businesses as asset sales, with the acquiring companies refusing to pay for prior products and services provided by the Company. As a result, the Company had to significantly increase its bad debt reserves to $1,275,000 and had $1,837,000 in bad debt expense for the year ended December 31, 2002. The Company reviewed and tightened its credit polices and put more resources into collections efforts. As a result of these changes, the Company experienced a significant reduction in bad debt expense to $555,000 for the year ended December 31, 2003. The Company's accounts receivable aging also significantly improved due to these efforts, thus reducing the necessary bad debt reserve to $609,000. While the Company still expects to see some improvement in bad debt expense as the general economic conditions improve, it does not expect the significant improvement that occurred between 2002 and 2003.

         The Company recognizes that material differences may result in the amount and timing of expenses for any period if the Company made different judgments or utilized different estimates.

         INVENTORIES AND RESERVES FOR EXCESS, SLOW-MOVING AND OBSOLETE INVENTORY

         The Company values inventory at the lower of cost or market, which equates to net realizable value. The Company continually evaluates the composition of its inventory and identifies, with estimates, potential future excess, obsolete and slow-moving inventories. The Company specifically identifies obsolete products for reserve purposes and analyzes historical usage, forecasted production based on demand forecasts, current economic trends, and historical write-offs when evaluating the adequacy of the reserve for excess and slow-moving inventory. If the Company is not able to achieve its expectations of the net realizable value of the inventory at its current value, the Company would adjust its reserves accordingly.

         Material differences in estimates of excess, slow-moving and obsolete inventory may affect the amount and timing of cost of sales for any period if the Company made different judgments or utilized different estimates. The Company's reserve for excess, slow-moving and obsolete inventory amounted to $681,000, as of December 31, 2003.

         VALUATION OF GOODWILL AND OTHER INTANGIBLE ASSETS

         The Company assesses the impairment of goodwill and identifiable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include the following:

         - significant underperformance relative to expected historical or projected future operating results;

         - significant changes in the manner of use of the acquired assets or the strategy for the overall business; and

         -        significant negative industry or economic trends.

         When determined that the carrying value of goodwill and other intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company measures any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company's current business model. Net goodwill and intangible assets amounted to $22,993,000 as of December 31, 2003.

         In 2002, SFAS No. 142, Goodwill and Other Intangible Assets, became effective and as a result, the Company ceased to amortize $10,983,000 of goodwill. On March 28, 2003 the Company purchased the 40% share Cingular owned in Cellemetry LLC. This gave the Company 100% ownership of Cellemetry LLC and increased total goodwill to $15,014,000 at December 31, 2003. The Company had recorded $733,000 of amortization during 2001 and would have recorded approximately $768,000 of amortization during 2002 and approximately $918,000 in 2003. In lieu of amortization, the Company is required to perform an annual impairment review of goodwill. Based on this initial review at January 1, 2002 and the annual review at December 31, 2002 and 2003, the Company did not record an impairment charge.

         The above listing is not intended to be a comprehensive list of all of the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See the Company's audited consolidated financial statements and notes thereto which begin on page F-1 of this Annual Report on Form 10-K which contain accounting policies and other disclosures required by generally accepted accounting principles.

                 SELECTED CONSOLIDATED STATEMENTS OF OPERATION


                                                TWELVE MONTH PERIOD ENDED            2002 TO     2001 TO
                                                       DECEMBER 31,                    2003        2002
                                                                                        %           %
                                             2003          2002          2001         CHANGE      CHANGE
                                           --------      --------      --------       ------      ------
Net sales:
  Wireless Data Communications
       Product                             $  4,839      $  7,461      $  7,007        (35.1)%       6.5%
       Service                                7,848         6,748         4,493         16.3%       50.2%
                                           --------      --------      --------       ------      ------
          Sub-total                          12,687        14,209        11,500        (10.7)%      23.6%
  Digital Multimedia and Networking
       Product                                2,647         5,668         7,948        (53.3)%     (28.7)%
       Service                                3,518         3,686         3,696         (4.6)%      (0.3)%
                                           --------      --------      --------       ------      ------
          Sub-total                           6,165         9,354        11,644        (34.1)%     (19.7)%
  Wireline Security
       Product                                  449           230           392         95.2%      (41.3)%
       Service                                  856           708           722         20.9%       (1.9)%
                                           --------      --------      --------       ------      ------
          Sub-total                           1,305           938         1,114         39.1%      (15.8)%
  Total net sales
       Product                                7,935        13,359        15,347        (40.6)%     (13.0)%
       Service                               12,222        11,142         8,911          9.7%       25.0%
                                           --------      --------      --------       ------      ------
         Total net sales                     20,157        24,501        24,258        (17.7)%       1.0%
Cost of sales                                10,486        13,952        14,737        (24.8)%      (5.3)%
Depreciation and amortization                   642           328           267         95.7%       22.8%
                                           --------      --------      --------       ------      ------
         Gross profit                         9,029        10,221         9,254        (11.7)%      10.4%
                       %                       44.8%         41.7%         38.1%
Selling, general, administrative and
    other expenses                            8,922        12,509        10,710        (28.7)%      16.8%
Research and development expenses               905         1,097         2,755        (17.5)%     (60.2)%
Depreciation and amortization                 1,928         2,184         2,701        (11.7)%     (19.1)%
Costs related to non-recurring
    acquisition activity                         --         1,899            --       (100.0)%     100.0%
Business restructuring charges                   --            --           418          0.0%      100.0%
                                           --------      --------      --------       ------      ------
  Operating loss                             (2,726)       (7,468)       (7,330)        63.5%       (1.9)%
                                           ========      ========      ========       ======      ======
  Net loss                                   (1,404)       (7,450)       (3,142)        81.2%     (137.1)%
                                           ========      ========      ========       ======      ======
  Net loss applicable to common
     shareholders                            (1,404)       (7,690)       (3,382)        81.7%     (127.4)%
                                           ========      ========      ========       ======      ======
  Basic earnings per share                    (0.13)        (0.71)        (0.32)
                                           ========      ========      ========
  Weighted average shares outstanding        10,934        10,766        10,446
                                           ========      ========      ========

RESULT OF OPERATIONS

              The following table sets forth, for the periods indicated, the percentage of net sales represented by selected items in the Company's Consolidated Statements of Operations.

                                               TWELVE MONTH PERIOD ENDED
                                                      DECEMBER 31,

                                             2003         2002         2001
                                            ------       ------       ------
Net sales:
  Wireless Data Communications
       Product                                24.0%        30.5%        28.9%
       Service                                38.9%        27.5%        18.5%
                                            ------       ------       ------
          Sub-total                           62.9%        58.0%        47.4%
  Digital Multimedia and Networking
       Product                                13.1%        23.1%        32.8%
       Service                                17.5%        15.0%        15.2%
                                            ------       ------       ------
          Sub-total                           30.6%        38.2%        48.0%
  Wireline Security
       Product                                 2.2%         0.9%         1.6%
       Service                                 4.2%         2.9%         3.0%
                                            ------       ------       ------
          Sub-total                            6.5%         3.8%         4.6%
  Total net sales
       Product                                39.4%        54.5%        63.3%
       Service                                60.6%        45.5%        36.7%
                                            ------       ------       ------
          Total net sales                    100.0%       100.0%       100.0%
Cost of sales                                 52.0%        56.9%        60.8%
Depreciation and amortization                  3.2%         1.3%         1.1%
                                            ------       ------       ------
          Gross profit                        44.8%        41.7%        38.1%
Selling, general, administrative and
    other expenses                            44.3%        51.1%        44.2%
Research and development expenses              4.5%         4.5%        11.4%
Depreciation and amortization                  9.6%         8.9%        11.1%
Costs related to non-recurring
    acquisition activity                       0.0%         7.8%         0.0%
Business restructuring charges                 0.0%         0.0%         1.7%
                                            ------       ------       ------
  Operating loss                             (13.5)%      (30.5)%      (30.2)%
                                            ======       ======       ======
  Net loss                                    (7.0)%      (30.4)%      (13.0)%
                                            ======       ======       ======
  Net loss applicable to common
     shareholders                             (7.0)%      (31.4)%      (13.9)%
                                            ======       ======       ======

See notes to consolidated financial statements

FISCAL YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

         Net sales decreased 17.7% to $20,157,000 for the year ended December 31, 2003 as compared to $24,501,000 for the year ended December 31, 2002. This decrease in sales was due to a decrease in Digital Multimedia, Networking sales and in Wireless Data Communication. These decreases were partially offset by an increase in Wireless Data Communication services revenues and an increase in Wireline Security sales. As a percentage of total net sales, services revenues of the Company increased to 60.6% for the year ended December 31, 2003 which comprised of a 16.3% increase in Wireless Data Communication service revenues partially offset by decrease in Digital Multimedia and Networking services of 4.6%.


         Net sales from Wireless Data Communications decreased 10.7% to $12,687,000 for the year ended December 31, 2003 as compared to $14,209,000 for the year ended December 31, 2002. Wireless Data Communications product sale decreased by 35.1%, which was partially offset by an increase of service revenues of 16.3%. The decrease in product sales was primarily the result of changes made to the Company's distribution strategy for wireless mobile telemetry product lines, which resulted in a decline in unit sales while new markets were developed during 2003. This included exiting the radio distribution market because of intense competition and slim margins as well as a revised focus with regard to mobile tracking. With regard to mobile tracking the Company launched its MobileGuardian product line, which provides vehicle security and tracking services, early in 2003. The Company continues to develop its automotive dealer distribution network for this product line and anticipates that the decline in product sales of mobile tracking units is temporary. The 16.3% increase in service revenues was primarily due to increased connections on the Company's Cellemetry(R) network, mainly related to security monitoring. The second quarter of 2002 net service revenues included a sale of a license of the Company's Cellemetry(R) gateway software to a customer in Colombia, South America for $500,000. Excluding this sale, service revenue derived from connections to Cellemetry(R) network increased 25.6% in 2003 versus the same period in 2002. In addition there was an increase in digital subscribers utilizing the Company's Data1Source(TM) mobile messaging service prior to being sold on September 15, 2003 (see comments on "Gain on sale of business" below).


         Net sales from Digital Multimedia and Networking decreased 34.1% to $6,165,000 for the year ended December 31, 2003 as compared to $9,354,000 for the year ended December 31, 2002. The decrease was primarily in product sales in both Digital Multimedia and Networking. The decrease in Digital Multimedia product sales was largely due to a decrease in PowerPlay(TM) purchases by distance learning customers. The decline in Network monitoring equipment sales was due a reduction in capital spending by telecommunications customers for the year ended December 31, 2003 versus the same period in 2002. The reduction in Network monitoring equipment also translated into a decline in installation service revenues of 4.6%. While a reversal in the decline in capital spending for distance learning and telecommunications customers remains uncertain, the Company introduced IPContact(TM) in December of 2003. This high performance desktop videoconferencing software package is expected to supplement PowerPlay(TM) sales in 2004.

         Net sales from Wireline Security increased 39.1% to $1,305,000 for the year ended December 31, 2003 as compared to $938,000 for the year ended December 31, 2002. This increase was primarily due to an increase in product sales, which is due to additional sales of maintenance parts to a customer in Australia with which we have an equipment supply agreement (the "Agreement"). Pursuant to the Agreement, in May 2003, the Company shipped $583,000 of wireline security detection equipment to the customer, in exchange for a share of the customer's future revenues. Although the customer retains title to this equipment from acceptance, it must meet certain obligations under the Agreement, or pay amounts specified in the Agreement. Since the actual revenue that will be generated by the sale of the equipment is uncertain at this time, the Company did not recognize revenue on the equipment sale as of December 31, 2003. The sales of maintenance parts to the customer, however, was not pursuant to the Agreement and therefore we recognized revenues from those sales in the period ended December 31, 2003 since the sales price was a fixed amount and payable upon our normal terms. Installation of the equipment was completed by December 31, 2003. Our customer in Australia plans to promote the new service (made available by the equipment we provided) in the first quarter of 2004. This is when we expect to receive our first share of revenues from the service. Currently the Company expects to receive at least the full value of the equipment from this revenue share, however, as more information becomes available, the Company will reassess the accounting treatment for the project. (In May 2003, the value of the wire-line equipment was transferred from inventory to other assets.) The Company expects to continue to sell maintenance parts and perform services for this customer for the term of the Agreement.

         Cost of sales decreased 24.8% to $10,486,000 for the year ended December 31, 2003 as compared to $13,952,000 for the year ended December 31, 2002. This decrease was primarily due to the lower volume of product sales in Wireless Data Communications and Digital Multimedia and Networking.

         Cost of sales depreciation and amortization expense increased 95.7% to $642,000 for the year ended December 31, 2003 as compared to $328,000 for the year ended December 31, 2002. This increase was primarily due to the purchase of software and hardware for the Data1Source(TM) service line (that was sold on September 5, 2003), the capitalization of software developed internally in both 2002 and 2003 and the purchase of a license agreement in 2003 for our wireline business in Australia.

         Gross profit, as a percentage of net sales, was 44.8% for the year ended December 31, 2003 as compared to 41.7% for the year ended December 31, 2002. The reason for the increase in the gross profit for the year was primarily attributable to service revenues being a higher portion of total revenues in 2003 versus 2002. Service revenues were 60.6% of total revenues in 2003 versus 45.5% for 2002 and we generally achieve higher margin than product sales. Service revenues were also up 9.7% in total, which allowed the Company to make up some of the gross profit dollars lost from the decline in product sales. The sale of a gateway software license recorded in the second quarter of 2002 had a significant positive impact on margin percentage for the year ended in December 31, 2002, since this software was originally developed for Cellemetry's internal use, there was little additional costs associated with this sale to an external customer. This added approximately 1.2% to the margin percentage for 2002. The twelve-month period ended December 31, 2003 did not include such a gateway software license sale, thus the margin did not receive such a benefit.

         Selling, general, administrative and other expenses decreased 28.7% to $8,922,000 for the year ended December 31, 2003 as compared to $12,509,000 for the year ended December 31, 2002. As a percentage of sales, selling, general, administrative and other expenses decreased to 44.3% for the year ended December 31, 2003 as compared to 51.1% for the year ended December 31, 2002. Selling, general, administrative and other expenses decreased primarily due to reductions in personnel and a decrease in bad debt expense to $515,000 as compared to $1,837,000 in 2002. Bad debt expense was unusually high in 2002 due to an increase in customers not being able to pay as a result of a decline in the general economic conditions in the telecommunications industry and severely curtailed access to additional sources of capital and credit facilities. This led the Company to tighten its credit policy beginning in the latter part of 2002. The $1,837,000 bad debt expense in 2002 included $361,000 written off for a specific customer. The Company accepted product in lieu of payment for the goods and services billed to the customer. The sales value of the goods and services sold to this customer totaled $1,735,000; $1,102,000 was invoiced in the forth quarter ended December 31, 2001 and the balance of $633,000 was invoiced in the first quarter of 2002. The $361,000 written off to bad debt expense represents the margin earned on the sale. The balance, $1,374,000, represented the expected net realizable value (in this case at cost) of the product repossessed and placed in inventory.

         Research and development expenses decreased 17.5% to $905,000 for the year ended December 31, 2003 as compared to $1,097,000 for the year ended December 31, 2002. This was primarily the result of reductions in research and development personnel that was partially offset by lower capitalization than in the prior year. Most of the research and development was more general in 2003, as opposed to the major projects in 2002. The Company expenses research and development costs and expects it to continue at current levels.

         Operating expense depreciation and amortization expense decreased 11.7% to $1,928,000 for the year ended December 31, 2003 as compared to $2,184,000 for the year ended December 31, 2002. This was due to some older assets becoming fully depreciated while the Company has had a limited requirement for the purchase of new equipment.

         Costs related to non-recurring acquisition activity were $1,899,000 for the year ended December 31, 2002. This write-off was the result of the Company reaching an impasse in the second quarter of 2002 in its negotiations with BT Group plc to acquire their RedCARE division, its security products and service business. These costs were primarily related to legal and accounting expenses incurred during diligence and negotiations.

         Interest expense and other expense increased to $298,000 in 2003 compared to an expense of $212,000 for the prior year. This increase in net interest expense and other expense was primarily the result of increased interest expense on the $5,000,000 note payable incurred on March 28, 2003 to Cingular for the purchase of their interest in Cellemetry (see explanation under "Liquidity and Capital Resources"). There was also additional interest expense in the year ended December 31, 2003 versus the same period in 2002 on the Company's revolving line of credit. This interest expense was partially offset by foreign currency gains in 2003. There was a small foreign currency loss in 2002.

         Gain on sale of business of $1,712,000 for the year ended December 31, 2003 was due to the sale of the Company's Data1Source mobile messaging service through an entity Data1Source LLC. The selling price was approximately $3,400,000 with $3,200,000 paid in cash at closing and $200,000 due in six months on March 15, 2004, if certain criteria are met. Currently it has not been determined if these criteria have been met. Costs associated with the transaction included the net book value of the assets sold, including software and computer hardware, and transaction costs including finders' fees and legal costs. While the sale of Data1Source LLC did not meet the requirements to be considered a significant disposition, its sale will have a negative impact on future revenues, gross margins and cash flow because of the profitable nature of the business.

         Minority interest for the year ended December 31, 2003 was $0 compared to $326,000 for the year ended December 31, 2002. The principle reason for the decrease in Minority interest was the depletion of Minority Interest on the Company's balance sheet related to a joint venture. The Company purchased the minority parties interest on March 28, 2003.

         Due to its net loss from operations, the Company did not record a tax provision in the years ended December 31, 2003 and 2002, respectively. The $92,000 in income tax expense recorded for 2003 relates the Company's operations in Australia and certain state income taxes. The Company is entitled to the benefits of certain net operating loss carry forwards, however, net operating loss carry forwards of approximately $2,900,000 and $8,500,000 for the years ended December 31, 2001 and 2002 respectively may not be available in future years. The Company has not classified its net operating loss carry forwards as an asset in its financial statements and thus a loss of net operating loss carry forwards does not impact current operating results. In March 2004, the Company filed a ruling request with the Internal Revenue Service (IRS) for an extension of time to file an election to carry forward the net operating losses in question. The Company believes it has a reasonable chance of receiving a favorable ruling on this matter.

         The Company recorded a net loss of $1,404,000 for the year ended December 31, 2003 compared to a net loss of $7,450,000 for the year ended December 31, 2002.

         Preferred stock dividend for the year ended December 31, 2003 was $0 as compared to $240,000 for the year ended December 31, 2002. This decrease was due to the conversion of the preferred stock to the Company's common stock in December 2002.

         The Company recorded a net loss applicable to common shareholders of $1,404,000 for the year ended December 31, 2003 as compared to net loss applicable to common shareholders of $7,690,000 for the year ended December 31, 2002.

         Basic and diluted loss per common share decreased to $(0.13) for year ended December 31, 2003 as compared to $(0.71) for the year ended December 31, 2002.

         The weighted average and diluted shares outstanding increased to 10,934,000 for the year ended December 31, 2003 as compared to 10,766,000 for the year ended December 31, 2002. The increase in weighted average basic and diluted shares outstanding was primarily due to the conversion of preferred stock to 625,000 shares of the Company's common stock in December 2002, the exercise of stock options, and share issued under the employee stock purchase plan. The 625,000 shares of common stock were repurchased on March 28, 2003 (see explanation under "Liquidity and Capital Resources").

FISCAL YEARS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2001

         Net sales increased 1.0% to $24,501,000 for the year ended December 31, 2002 as compared to $24,258,000 for the year ended December 31, 2001. This increase in total net sales was the result of increased net sales from Wireless Data Communication products and services, partially offset by a decrease in net sales from Digital Multimedia and Networking and Wireline Security products and services. As a percentage of total net sales, services revenues of the Company increased to 45.5% for the year ended December 31, 2002 compared to 36.7% in the comparable period in 2001.

         Net sales from Wireless Data Communications increased 23.6% to $14,209,000 for the year ended December 31, 2002 as compared to $11,500,000 for the year ended December 31, 2001 and as a percentage of the Company's total net sales, Wireless Data Communications increased to 58.0% for the year ended December 31, 2002 compared to 47.4% in the comparable period in 2001. This increase in net sales was primarily due to higher services revenues from increased connections on the Company's Cellemetry(R) network, primarily related to security monitoring, and from an increase in digital subscribers utilizing the Company's Data1Source(TM) mobile messaging service. Also contributing to the increase in net sales was higher product sales, primarily in the Company's wireless security devices and from the introduction of mobile wireless devices in the beginning of 2002.

         Net sales from Digital Multimedia and Networking decreased 19.7% to $9,354,000 for the year ended December 31, 2002 as compared to $11,644,000 for the year ended December 31, 2001. This decrease in net sales was primarily due to lower product sales as the result of decreases in capital spending by distant learning customers.

         Net sales from Wireline Security decreased 15.8% to $938,000 for the year ended December 31, 2002 as compared to $1,114,000 for the year ended December 31, 2001. This decrease was the result of continued decline in derived channel sales activity resulting from the divestment of Company's derived channel technology in November 1999 and the resulting de-emphasis on the sale and marketing of derived channel technology.

         Cost of sales decreased 5.3% to $13,952,000 for the year ended December 31, 2002 as compared to $14,737,000 for the year ended December 31, 2001. This decrease was primarily due to the lower product sales volume in Digital Multimedia and Networking and lower product costs due to the redesign of the certain wireless devices that were introduced in the first quarter of 2002.

         Cost of sales depreciation and amortization expense increased 23.2% to $328,000 for the year ended December 31, 2002 as compared to $267,000 for the year ended December 31, 2001.

         Gross profit, as a percentage of net sales, was 41.7% for the year ended December 31, 2002 as compared to 38.1% for the year ended December 31, 2001. The reason for the increase in the gross profit rate for the year was primarily attributable to the higher service activities of Wireless Data Communications, along with the lower product costs due to the redesign of certain wireless devices. The sale of a gateway software license recorded in the second quarter of 2002 had a significant positive impact on margin percentage for the year ended in December 31, 2002, since this software was originally developed for Cellemetry's internal use, there was little additional costs associated with this sale to an external customer. This added approximately 1.2% to the margin percentage for 2002.

         Selling, general, administrative and other expenses increased 16.8% to $12,509,000 for the year ended December 31, 2002 as compared to $10,701,000 for the year ended December 31, 2001. As a percentage of sales, selling, general, administrative and other expenses increased to 51.1% for the year ended December 31, 2002 as compared to 44.2% for the year ended December 31, 2001. The primary reason for the increase in expenses for 2002 was due to the recording of $1,837,000 in bad debt expense related to write-offs and increases in allowances for doubtful accounts due to an increase in customers not being able to pay as a result of significant weakening of economic conditions in the communications industry. This led to a tightening of the Company's credit policy. This compared to $589,000 in 2001.

         Research and development expenses decreased 60.2% to $1,097,000 for the year ended December 31, 2002 as compared to $2,755,000 for the year ended December 31, 2001. The principal reasons for the decrease in research and development expenses was the reduced requirement for development efforts in 2002 for the Company's product and services and the capitalization of development costs of $872,000 during the year for new products and services that reached technical feasibility and for internal use software developed during these periods.

         Operating expense depreciation and amortization expense decreased 19.1% to $2,184,000 for the year ended December 31, 2002 as compared to $2,701,000 for the year ended December 31, 2001. The principal reason for the decrease is due to the reduction in goodwill amortization expense resulting from the implementation of SFAS 142 on January 1, 2002.

         Costs related to non-recurring acquisition activity were $1,899,000 for the year ended December 31, 2002. This write-off was the result of the Company reaching an impasse in the second quarter of 2002 in its negotiations with BT Group plc to acquire their RedCARE division, its security products and service business. These costs were primarily related to legal and accounting expenses incurred during diligence and negotiations.

         Non-recurring employee separation costs amounted to $418,000 for the year ended December 31, 2001.

         Interest and other income for the year ended December 31, 2002 was an expense of $212,000 compared to income of $934,000 for the year ended December 31, 2001. This decrease in net interest and other income were primarily the result of a decrease in income earned on cash balances and an increase in interest expense from capital leases established in the first quarter of 2002.

         Minority interest for the year ended December 31, 2002 was $326,000 compared to $3,139,000 for the year ended December 31, 2001. The principle reason for the decrease in Minority interest was the depletion of Minority Interest on the Company's balance sheet related to a joint venture.

         Due to its net loss from operations, the Company did not record a tax provision in the years ended December 31, 2002 and 2001, respectively. The $96,000 in income tax expense recorded for 2002 relates principally to an income tax withholding on an international product and service sale and the $(115,000) provision for the recovery of income tax recorded in the 2001 followed the completion and submission of the Company's federal income tax returns in connection with an assessed over payment of federal income tax installments in connection with the sale of the Company's derived channel technology.

         The Company recorded a net loss of $7,450,000 for the year ended December 31, 2002 compared to a net loss of $3,142,000 for the year ended December 31, 2001.

         The Company recorded a net loss applicable to common shareholders of $7,690,000 for the year ended December 31, 2002 as compared to net loss applicable to common shareholders of $3,382,000 for the year ended December 31, 2001.

         Basic and diluted earnings (loss) per common share decreased to $(0.71) for year ended December 31, 2003 as compared to $(0.32) for the year ended December 31, 2001.

         The weighted average and diluted shares outstanding increased to 10,766,000 for the year ended December 31, 2002 as compared to 10,466,000 for the year ended December 31, 2001. The increase in shares outstanding was primarily due to the exercise of stock options.

SELECTED QUARTERLY FINANCIAL DATA

         The following tables detail certain unaudited financial data of the Company for each quarter of the last two fiscal years ended December 31, 2003, and 2002, respectively.

         The Company's financial results may fluctuate from quarter to quarter as a result of factors, including the timing of product shipments, new product introductions and equipment, product and system sales that historically have been of a non-recurring nature.

         The information has been prepared from the books and records of the Company in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all (including only normal, recurring adjustments) considered necessary for fair presentation have been included. Interim results for any quarter are not necessarily indicative of the results that may be expected for any future period.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                  THREE MONTHS ENDED
                                                            -------------------------------------------------------------
                                                            March 31,        June 30,      September 30,     December 31,
                                                              2003             2003             2003             2003
                                                            ---------        --------      -------------     -------------
                                                                       (in thousands, except per share data)
Net sales:
  Wireless Data Communications
       Product                                              $  1,027         $  1,073         $  1,229         $  1,509
       Service                                                 1,859            2,081            1,964            1,945
                                                            --------         --------         --------         --------
         Sub-total                                             2,886            3,154            3,193            3,454
  Digital Multimedia and Networking
       Product                                                   504              395              944              803
       Service                                                 1,042              809              898              770
                                                            --------         --------         --------         --------
         Sub-total                                             1,546            1,204            1,842            1,573
  Wireline Security
       Product                                                    39              172              173               65
       Service                                                   216              190              248              202
                                                            --------         --------         --------         --------
         Sub-total                                               255              362              421              267
  Total net sales
       Product                                                 1,570            1,640            2,346            2,377
       Service                                                 3,117            3,080            3,110            2,917
                                                            --------         --------         --------         --------
         Total net sales                                       4,687            4,720            5,456            5,294

 Cost of sales                                                 2,454            2,269            2,889            2,874
 Depreciation and amortization                                   180              174              181              107
                                                            --------         --------         --------         --------
      Gross profit                                             2,053            2,277            2,386            2,313

 Selling, general, administrative and other expenses           2,387            2,234            2,210            2,094
 Research and development expenses                               298              284              261               59
 Depreciation and amortization                                   489              505              480              454
                                                            --------         --------         --------         --------
   Operating loss                                             (1,121)            (746)            (565)            (294)

   Net earnings (loss)                                        (1,117)            (854)             992             (425)
                                                            --------         --------         --------         --------

   Basic earnings (loss) per share                             (0.10)           (0.08)            0.09            (0.04)
   Basic weighted average shares outstanding                  11,384           10,785           10,787           10,790
                                                            --------         --------         --------         --------

   Diluted earnings (loss) per share                           (0.10)           (0.08)            0.09            (0.04)
   Diluted weighted average shares outstanding                11,384           10,785           10,878           10,790
                                                            --------         --------         --------         --------

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                           THREE MONTHS ENDED
                                                      ---------------------------------------------------------------
                                                       March 31,        June 30,       September 30,     December 31,
                                                         2002             2002             2002             2002
                                                       --------         --------       -------------     ------------
                                                                (in thousands, except per share data)
Net sales:
   Wireless Data Communications
        Product                                        $  2,658         $  2,211         $  2,215         $    374
        Service                                           1,591            2,303            1,539            1,315
                                                       --------         --------         --------         --------
           Sub-total                                      4,249            4,514            3,754            1,689
   Digital Multimedia and Networking
        Product                                           2,199            1,748              952              749
        Service                                             437              987            1,086            1,196
                                                       --------         --------         --------         --------
           Sub-total                                      2,636            2,735            2,038            1,945
   Wireline Security
        Product                                              81              173               58              125
        Service                                             128               86              188              102
                                                       --------         --------         --------         --------
           Sub-total                                        209              259              246              227
   Total net sales
        Product                                           4,938            4,132            3,225            1,248
        Service                                           2,156            3,376            2,813            2,613
                                                       --------         --------         --------         --------
          Total net sales                                 7,094            7,508            6,038            3,861

  Cost of sales                                           3,535            3,569            3,761            3,087
  Depreciation and amortization                              49               54              105              120
  Inventory write-downs                                      --               --               --               --
                                                       --------         --------         --------         --------
    Gross profit                                          3,510            3,885            2,172              654

  Research and development expenses                         602              188              (63)             370
  Selling, general, administrative and other
    Expenses                                              2,456            2,952            3,805            3,296
  Depreciation and amortization                             518              549              552              565
  Costs related to non-recurring acquisition
    Activity                                                 --            1,714              185               --
  Non-recurring employee separation costs                    --               --               --               --
                                                       --------         --------         --------         --------
    Operating loss                                          (66)          (1,518)          (2,307)          (3,577)

    Net loss                                                199           (1,642)          (2,338)          (3,669)
                                                       --------         --------         --------         --------

    Basic earnings (loss) per share                        0.02            (0.16)           (0.22)           (0.33)
    Basic weighted average shares outstanding            10,582           10,729           10,773           10,973
                                                       --------         --------         --------         --------

    Diluted earnings (loss) per share                      0.02            (0.16)           (0.22)           (0.33)
    Diluted weighted average shares outstanding          11,512           10,729           10,773           10,973
                                                       --------         --------         --------         --------

LIQUIDITY AND CAPITAL RESOURCES

         The Company has been able to fund its operations and working capital requirements from cash flow generated by operations, the proceeds from a public offering completed in April 1995, the proceeds from the sale of its derived channel technology in November 1999, the proceeds from capital leases, the proceeds from the exercise of stock options, the establishment of a revolving line of credit in March of 2003, the sale of Data1Source on September 5th, 2003 (see below) and on January 13, 2004, a private placement to Laurus of a Convertible Term Note in the principal amount of $4,500,000 (see below).

         Net cash used in operating activities decreased to $269,000 for the year ended December 31, 2003 as compared to $2,890,000 for the year ended December 31, 2002. The reduction in cash used in operating activities was primarily due to reductions in operating losses and a more aggressive management of working capital in 2003 compared to the same period in 2002. The aging of accounts receivable also significantly improved at December 31, 2003 versus December 31, 2002.

         Net cash provided by investing activities was $518,000 for the year ended December 31, 2003 as compared to cash used by investing activities of $1,149,000 for the year ended December 31, 2002. The cash provided by investing activities in 2003 was primarily due to the sale of Data1Source LLC.

         Net cash used by financing activities was $1,726,000 for the year ended December 31, 2003 as compared to cash provided by financing activities of $757,000 for the year ended December 31, 2002. Cash used in 2003 was primarily due to the payoff of the lease payable of $605,000 for the software sold with Data1Souce LLC, payoff of the balance due on the line of credit borrowed earlier in the year (see explanation of the line of credit below) and the regular payments on capital lease obligations. Cash usage also included the payments of preferred stock dividends. The sources of cash during the comparable period in 2002 were from the exercise of stock options, which resulted in the issuance of an additional 255,000 shares of the Company's Class A Common Stock, which was partially offset by the regular payments on capital lease obligations.

         The Company had a working capital deficit of $455,000 as of December 31, 2003 compared to a working capital balance of $4,951,000 at December 31, 2002. Included in working capital were notes receivable with certain customers of $99,000 at December 31, 2003 and $823,000 at December 31, 2002. The Company had cash balances of $734,000 and $2,137,000, respectively, as of December 31, 2003 and 2002. The majority of the reduction in working capital is due to a note payable, $3,500,000 of which is classified as current, in connection with the Company's acquisition of Cingular's interest in Cellemetry and Cingular's common stock of the Company (see explanation of the transaction below). In order to provide additional short-term liquidity to the Company, on March 28, 2003, Alethea Limited Partnership, an entity affiliated with the family of the Company's chairman and CEO, agreed to provide to Digilog a one-year revolving line of credit for $1,000,000. Under its terms, the line is secured a lien on all the assets of the Company subsequent to the rights of Laurus Group (see below). Interest on the line of credit is at a rate of ten percent (10%) per annum. There are no restrictions on the use of the line. The minimum amount of any draw under the line is $100,000. The Company guarantees the line of credit. As of December 31, 2003 the Company had full availability to the entire $1,000,000 revolving line of credit. The Company is considering extending the line of credit for an additional year. On January 13, 2004, the Company completed a private placement to Laurus of a Convertible Term Note in the principal amount of $4,500,000, and a Common Stock Purchase Warrant to purchase up to 300,000 shares of the Company's Class A common stock, no par value per share. The Company used the net proceeds of $4,270,000 to retire the $3,500,000 debt owed to Cingular and to provide additional working capital (see the description of the financing below). This transaction eliminated the working capital deficit.

         The Company's business has traditionally not been capital intensive and, accordingly, capital expenditures have not been material. To date, the Company has funded all capital expenditures from operations, capital leases and other long-term obligations, proceeds from the public offering and the proceeds from the sale of its derived channel technology in November 1999 and the proceeds from sale of Data1Source LLC.

         On March 28, 2003, the Company acquired Cingular's interest in Cellemetry and the 625,000 shares of the Company's stock owned by Cingular for $5,000,000 (the "Cellemetry Transaction"). Under the terms of the agreement, the Company agreed to pay Cingular $1,500,000 by December 15, 2003, $2,000,000 million by March 31, 2004 and $1,500,000 million by December 15, 2004. The Company's obligation is secured by a pledge of the stock of all the Company's subsidiaries (except Digilog) and a lien on the assets of all the Company's subsidiaries (except Digilog) and bears interest at a rate of eight percent (8%) per annum. On September 15, 2003 the Company paid the first installment of $1,500,000 and on January 13, 2004, the Company paid off the remaining $3,500,000 (see below).

         On January 13, 2004, the Company completed a private placement to Laurus ("Laurus Transaction")of (i) a Convertible Term Note in the principal amount of $4,500,000 (the "Laurus Note"), and (ii) a Common Stock Purchase Warrant (the "Warrant" and together with the Laurus Note, the "Securities") to purchase up to 300,000 shares of the Company's Class A common stock, no par value per share ("Common Stock"). The Company used the net proceeds of $4,270,000 to retire the $3,500,000 debt owed to Cingular (see above) and to provide additional working capital. The Laurus Note has a term of three years maturing on January 12, 2007 and is secured by substantially all of the assets of the Company and its U.S. subsidiaries except DCX Systems Australia Pty Limited. Each of the Company's U.S. subsidiaries also has provided a guaranty to Laurus. Interest accrues on the Laurus Note at an annual rate of 8%, and interest and principal may be paid by the Company in either cash or in Common Stock. The Company may only use Common Stock to make such payment if the price per share of its Common Stock is greater than $5.02. However, the entire principal amount of the Laurus Note, and any accrued interest, may be converted by Laurus into the Company's Common Stock at a price equal to $4.56 per share (the "Fixed Conversion Price"), subject to the certain limitations. If the amount due and payable is paid by the Company using Common Stock, the number of shares to be issued to Laurus by the Company will be determined based upon the Fixed Conversion Price. Otherwise, cash payments of interest and principal due on the Laurus Note must be paid at 102% of the amount then payable. During the six-month period following the effectiveness of a registration statement (as discussed below) and if no Event of Default (as defined in the terms of the Laurus Note) has occurred, Laurus may not voluntarily convert, on a monthly basis, a portion of the Company Note that exceeds 10% of that number of shares of the Company traded in the one-month period preceding a voluntary conversion by Laurus. The Warrant is exercisable by Laurus until January 13, 2011, and has three separate tranches. The first tranche is exercisable for up to 150,000 shares of Common Stock at a price of $4.75 per share. The second tranche is exercisable for up to 100,000 shares of Common Stock at a price of $5.17 per share. The third tranche is exercisable for up to 50,000 shares of Common Stock at a price of $5.99 per share. The Company has also agreed to register all of the Common Stock that can be issued to Laurus. The Company is required to register these Securities within six months from January 13, 2004. Failure to do so would lead to monthly penalties for the next six months and if the Company fails to register the Securities after one year, Laurus has the right to require full payment of the unpaid principal and interest and can invoke its rights under the security agreement.

         The Company intends to fund the Laurus Transaction through a combination of operating cash flow, cash on hand, and additional funding sources. Such additional funding sources could include the public or private sale of securities or proceeds from the sale of assets. If the Company is successful in raising additional funds through the issuance of equity securities, stockholders may experience dilution, or the equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If the Company raises funds through the issuance of additional debt securities, those securities would have rights, preferences and privileges senior to those of the common stock. There can be no assurance, however, that additional funding will be available on terms favorable to the Company or at all or that the Company will raise significant proceeds from the sale of assets. If the Company is unable to pay the Laurus Note, Laurus could take action to realize on its security interests described above.

         The Company's operations used cash in 2003. The Company continues to add products and distribution channels for its products, but the Company's longer-term success will depend upon increased cash flow. The Company believes that the combination of additional funding provided by the Laurus transaction along with cash generated from future operations, will be sufficient to meet the Company's operating requirements through at least December 31, 2004 and beyond 2004, the Company expects to fund its operations from operating cash flows, assuming no material adverse change in the operation of the Company's business. The Company is also considering other sources of funding, including the sale of certain non-core assets.

         Additionally, cash requirements for future expansion of the Company's operations will be evaluated on an as-needed basis and may involve additional external financing. The Company does not expect that such additional financing, should it occur, will have a materially negative impact on the Company's ability to fund its existing operations.

CONTRACTUAL OBLIGATIONS

                                                        Payments due by period
                                   --------------------------------------------------------------
(in thousands)                                    Less                                     More
                                                 than 1        1 - 3         3 - 5        than 5
                                   Total          year         years         years         years
                                   ------        ------        ------        ------       -------
Long-term Debt*                    $4,500        $  468        $4,032        $   --        $   --

Capital lease obligations             378           343            35            --            --

Operating lease obligations         2,996           608         1,610           548           230
                                   ------        ------        ------        ------        ------
              Total                $7,874        $1,419        $5,677        $  548        $  230
                                   ======        ======        ======        ======        ======

* This debt is convertible into the Company's common stock at both the Company's and Lender's option depending on the Company's stock price (see the description of this financing in the Liquidity and Capital Resources section above)


EFFECT OF INFLATION

         Inflation has not been a material factor affecting the Company's business. In recent years the cost of electronic components has remained relatively stable, due to competitive pressures within the industry, which has enabled the Company to contain its manufacturing and operations costs. The Company's general operating expenses, such as salaries, employee benefits, and facilities costs are subject to normal inflationary pressures.

FOREIGN CURRENCY

         The Company's functional and reporting currency is the U.S. Dollar. Fluctuations in foreign currency exchange rates are not expected to have a material impact on the Company's results of operations or liquidity.